Exhibit 99.1

OKYO Pharma Announces First Patient Dosed in the First Clinical Trial to Treat Neuropathic Corneal Pain

●	OK-101 is the first drug candidate to enroll patients specifically diagnosed with Neuropathic Corneal Pain (NCP) in a clinical trial
●	The Phase 2 trial is designed as a randomized, placebo-controlled, double-masked study to treat 48 NCP patients
●	OK-101 is the first IND granted by FDA to treat patients with NCP

London and New York, NY, October 23, 2024 – OKYO Pharma Limited (NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat corneal neuropathic pain (NCP) ), an ocular condition associated with pain but without an FDA-approved therapy, is pleased to announce that the first patient has been dosed in the Phase 2 trial of topical ocular OK-101 to treat NCP. The Phase 2 study is designed as a double-masked, randomized, 12-week placebo-controlled trial in NCP patients. A total of 48 patients are planned to enroll for the study, with NCP disease confirmed via confocal microscopy.

OK-101, a novel, non-opioid therapeutic candidate, is designed to target and alleviate the debilitating pain associated with corneal nerve damage, a condition for which there are currently no FDA approved treatments. Neuropathic corneal pain, often resulting from conditions like dry eye disease, surgery, or infections, can severely impact a patient’s quality of life, with current management options limited to pain relief strategies that offer only partial or temporary respite.

The OK-101 trial is designed as a single-center trial and is being led by Pedram Hamrah, MD, of Tufts Medical Center, as Principal Investigator. Dr. Hamrah is Professor and Vice Chair of Research and Academic Programs, and Director of the Center for Translational Ocular Immunology at Tufts Medical Center. He is one of the world’s foremost experts on NCP and treats patients with ocular pain from across the United States and worldwide. His previous research has demonstrated safety and efficacy of various topical and systemic treatments for ocular pain and has led to the development of new diagnostic markers for ocular pain by in vivo confocal microscopy. In addition to his work on OK-101, of which he is a co-inventor and member of OKYO’s Scientific Advisory Board, Dr. Hamrah is conducting studies on developing new corneal nerve function tests and plans to launch a new center of excellence for ocular pain and ocular surface disease at Tufts Medical Center.

“Enrolling the first patient in this clinical trial is an important first step towards our goal of determining the safety and efficacy of OK-101 for the treatment of NCP,” said Dr. Hamrah. “There is a significant, unmet need for an approved therapy to help mitigate eye pain in patients with NCP around the world. We look forward to continuing to advance recruitment in the coming weeks and months, and to rigorously evaluate this experimental therapy in this patient population.”

“We are excited to announce the enrollment of the first patient in our Phase 2 clinical trial of OK-101,” said Dr. Gary S. Jacob, CEO of OKYO Pharma. “This is a key step forward in our mission to provide relief for patients suffering from neuropathic corneal pain, a chronic condition for which no FDA-approved treatments exist today. OK-101 represents a potential breakthrough in the treatment of this condition, and we remain committed to advancing its development with the goal of delivering a novel therapeutic option to patients in need.”

For further information on the trial or to inquire about participation, please visit https://clinicaltrials.gov/study/NCT06637527?intr=OK-101&rank=2

About NCP

Neuropathic corneal pain (NCP) is a condition that causes pain and sensitivity of the eyes, face, or head. The exact cause of NCP is unknown but thought to result from nerve damage to the cornea combined with inflammation. NCP, which can exhibit as a severe, chronic, or debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion. There are no approved commercial treatments currently available for this condition.

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain (NCP), respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to enhance the residence time of OK-101 within the ocular environment. OK-101 showed clear statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-blind, placebo-controlled trial of OK-101 to treat DED.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. In addition to the recently completed Phase 2 trial of OK-101 to treat DED patients, OKYO is also evaluating OK-101 to treat NCP patients with the just announced opening of a Phase 2 trial to treat the debilitating conditions of NCP. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These and additional risks and uncertainties are described more fully in the company’s filings with the SEC, including those factors identified as “Risk Factors” in our most recent Annual Report on Form 20-F, for the fiscal year ended March 31, 2024. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560
Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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